UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

MICROSOFT CORPORATION

(Name of Issuer)

Common Stock, $0.00000625 par value per share

(Title of Class of Securities)

59418104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594918104

1.	Names of Reporting Persons. William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 773,132,479

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 773,132,479

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 773,132,479

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Microsoft Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices One Microsoft Way, Redmond, Washington 98052

Item 2.
	(a)	Name of Person Filing William H. Gates III
	(b)	Address of Principal Business Office or, if none, Residence One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $0.00000625 par value per share (“Common Stock”)
	(e)	CUSIP Number 594918104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the response to Item 9 on the attached cover page.
	(b)	Percent of class: See the response to Item 11 on the attached cover page.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See the response to Item 5 on the attached cover page.
		(ii)	Shared power to vote or to direct the vote See the response to Item 6 on the attached cover page.
		(iii)	Sole power to dispose or to direct the disposition of See the response to Item 7 on the attached cover page.
		(iv)	Shared power to dispose or to direct the disposition of See the response to Item 8 on the attached cover page.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009

WILLIAM H. GATES III

	By	/s/Michael Larson
		Name:	Michael Larson*
		Title:	Attorney-in-fact

*             Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.